UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-34988

SKY-MOBI LIMITED

10/F, Building B, United Mansion

No. 2, Zijinghua Road, Hangzhou

Zhejiang 310013

People’s Republic of China

(86-571) 8777-0978

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKY-MOBI LIMITED

By:	/s/ John Bi
Name:	John Bi
Title:	Chief Financial Officer

Date: September 8, 2014

EXHIBIT INDEX

Page

Exhibit 99.1 – Press Release	4

Exhibit 99.2 – Press Release	5

Exhibit 99.1

Sky-mobi Announces Repurchase of 16,000,000 Common Shares from Sequoia Capital

HANGZHOU, China, September 5, 2014- Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application platform in China, today announced that it has entered into a share purchase agreement to repurchase from its shareholders, Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P. and Sequoia Capital China II, L.P., an aggregate of 16,000,000 common shares of par value US$0.00005 per share at a purchase price of US$0.985 per share. Each ADS represents eight common shares of the Company. The share repurchase transaction is expected to be closed within 20 business days. The share repurchase transaction is not part of the US$20 million share repurchase program announced on May 30, 2014. The Company may, from time to time, repurchase shares on the open market, in negotiated transactions or otherwise in compliance with all of the conditions of Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, pursuant to the US$20 million share repurchase program.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” ‘‘believes,’’ ‘‘expects,’’ ‘‘anticipates,’’ ‘‘intends,’’ ‘‘estimates,’’ “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Investor Relations Contact:

Sky-mobi Limited

Mr. John Bi, Chief Financial Officer

Phone: + (86) 571-8777 0978 (Hangzhou, China)

Email: investor.relations@sky-mobi.com

ICR, Inc.

Ms. Chenjiazi Zhong

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi

Exhibit 99.2

Sky-mobi Enhances Executive Management by

Appointing Senior Vice President of Game Operations

HANGZHOU, China, September 8, 2014 - Sky-mobi Limited (“Sky-mobi” or the “Company”) (NASDAQ: MOBI), a leading mobile application platform in China, today announced that it has appointed Mr. Gio Zhang, a seasoned mobile game industry veteran, as Senior Vice President of Game Operations, effective September 8, 2014. Mr. Zhang will be responsible for the development and execution of the Company’s mobile game strategy, and assume a lead role in expanding the Company’s sourcing, distribution, marketing and M&A activities in key overseas markets including the United States, South Korea and Japan.

Mr. Zhang joins Sky-mobi from Glu Mobile, a leading global developer and publisher of mobile games, where he served as the managing director of its China division. During his tenure at Glu China, Mr. Zhang led initiatives in establishing operations in the China market, forging licensing partnerships with major Chinese game publishers, localizing and distributing mobile games, and developing the overall business infrastructure. Prior to Glu China, Mr. Zhang served in a similar role at Gameloft China, another global mobile game developer, where he oversaw the company’s business development initiatives in China. Mr. Zhang received a bachelor’s degree in information management from Beijing Union University.

Michael Tao Song, Chairman and Chief Executive Officer of Sky-mobi, stated, “We are very excited to welcome Gio on board Sky-mobi. Gio is a highly regarded and respected veteran in China’s fast-growing mobile gaming industry. He brings with him years of experience in leading international gaming companies in developing and expanding their businesses successfully in Asia by establishing local partnerships, cultivating local talents, and selecting and marketing leading games. His robust experience in localization and distribution, coupled with his vast network and expertise in the global mobile game industry will be a tremendous asset for Sky-mobi, as we enrich our game portfolio and extend our domestic and overseas sourcing and distribution capabilities.”

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “may,” “will,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” “continues” or other similar expressions, the negative of these terms, or other comparable terminology. Such statements, including statements relating to the Company’s business outlook, are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

About Sky-mobi Limited

Sky-mobi Limited is a leading mobile application platform in China. The Company works with handset companies to pre-install its Maopao mobile application store on handsets and with content providers to provide users with applications and content titles. Users of its Maopao store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company’s mobile social network community in China, the Maopao Community, offers mobile social games, as well as applications and content with social network functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Investor Relations Contact:

Sky-mobi Limited

Mr. John Bi, Chief Financial Officer

Phone: + (86) 571-8777 0978 (Hangzhou, China)

Email: investor.relations@sky-mobi.com

ICR, Inc.

Chenjiazi Zhong

Phone: + (1) (646) -915-1615 (US)

Email: investor.relations@sky-mobi.com

Source: Sky-mobi